EXHIBIT 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

First Mining Gold Corp. (the "Company" or "First Mining") 1188 West Georgia Street, Suite 2070
Vancouver, B.C., V6E 4A2

2.	Date of Material Change

July 22, 2025.

3.	News Release

A news release announcing the material change was disseminated on July 22, 2025 through the facilities of CISION/Newswire and was subsequently filed on SEDAR+ at www.sedarplus.ca.

4.	Summary of Material Change

On July 22, 2025 the Company completed an offering (the "Offering") of units of First Mining ("Units"), issuing an aggregate of 66,670,000 Units at a price of C$0.18 per Unit, for aggregate gross proceeds of C$12,000,600.

5.	Full Description of Material Change

On July 22, 2025, the Company completed the Offering, issuing an aggregate of 66,670,000 Units at a price of C$0.18 per Unit, for aggregate gross proceeds of C$12,000,600.

Each Unit consists of one common share in the capital of First Mining (a "Common Share") and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a "Warrant"). Each Warrant entitles the holder thereof to acquire one Common Share (a "Warrant Share") for a period of 36 months from July 22, 2025, at an exercise price of C$0.27, subject to and in accordance with the terms and conditions of the warrant indenture entered into between the Company and Computershare Trust Company of Canada.

The Offering was conducted through a syndicate of agents led by Haywood Securities Inc., as lead agent and joint bookrunner, Cormark Securities Inc. and National Bank Financial Inc., each as joint bookrunner, together with BMO Nesbitt Burns Inc., H.C. Wainwright & Co., LLC and SCP Resource Finance LP.

First Mining intends to use the net proceeds of the Offering to advance First Mining's Springpole and Duparquet gold projects, as well as for general working capital and corporate purposes.

The Units, Common Shares, Warrants and Warrant Shares referred to in this report have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or any state securities laws of any state of the United States and may not be offered or sold within the United States except in compliance with the registration requirements of the U.S. Securities Act of 1933, as amended, and applicable state securities laws or pursuant to exemptions therefrom.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

8.	Executive Officer

For further information, please contact Richard Huang, VP, Corporate Development & Corporate Secretary by telephone at (604) 259-3119.

9.	Date of Report

July 24, 2025.